                                                                  EXHIBIT (g)(1)



                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                              COUNTY OF SAN DIEGO


STEVE PELLINGER On Behalf of Himself and  )  Case No. GIC 733725
All Others Similarly Situated,            )
                              Plaintiff,  )  CLASS ACTION
                                          )
     vs.                                  )  CLASS ACTION COMPLAINT FOR
                                          )  BREACH OF FIDUCIARY DUTY
                                          )
SIBIA NEUROSCIENCES, INC., WILLIAM        )  General - Civil
R. MILLER, WILLIAM T. COMER, GUNNAR       )
EKDAHL, JEFFREY F. McKELVY,               )
STANLEY T. CROOKE, JAMES D. WATSON        )
and DOES 1-25, inclusive,                 )
                                          )
                              Defendants. )
----------------------------------------  )  DEMAND FOR JURY TRIAL

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     Plaintiff, by his attorneys, alleges as follows:

                                  INTRODUCTION

     1. This is a shareholder class action on behalf of the public stockholders of Sibia Neurosciences, Inc. ("Sibia" or the "Company") against Sibia and its Board of Directors arising out of an offer to purchase the outstanding shares of Sibia in a deal valued at more than $86 million. On August 2, 1999, Merck & Co. ("Merck") offered to purchase the remaining outstanding shares of Sibia for $8.50 per share. In violation of their fiduciary obligation to Sibia's shareholders, the Board of Directors of Sibia has used Merck's offer to enact a penalty fee designed to halt any other offer and deter higher offers from other potential acquirers and thereby entrench current management.

     2. Each of the defendants has directly violated their fiduciary duty of care owed to the public shareholders of Sibia. Absent judicial intervention, the defendants will continue to entrench themselves by implementing and abiding by provisions designed to deter higher offers and further entrench current management and which will result in irreparable injury to the plaintiff and the Class. This action seeks to enjoin the unreasonable steps taken by defendants, including the implementation of defensive measures which were enacted solely to discourage or otherwise inhibit higher offers from other potential acquirers.

                             JURISDICTION AND VENUE

     3. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, Section 10, because this case is a cause not given by statute to other trial courts.

     4. This Court has jurisdiction over each of the defendants because they conduct business in, reside in and/or are citizens of California. Certain of the defendants are citizens of California, including defendant Sibia which has its principal place of business in this State. The amount in controversy of plaintiff's claim exclusive of interest and costs is less than $75,000. Venue is proper in this Court because defendants' wrongful acts arose in and emanated from this county.

                                    PARTIES

     5. Plaintiff Steve Pellinger ("Pellinger" or "plaintiff") is a resident and citizen of Utah and at all times relevant hereto has been a stockholder of Sibia.

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
      6. Defendant Sibia is a corporation with its principal executive offices located at 505 Coast Blvd., La Jolla, California. Sibia is a San Diego-based drug company which is engaged in the discovery of small molecule therapeutics for the treatment of neurodegenerative, neuropsychiatric and neurological disorders. Sibia's common shares are publicly traded on the NASDAQ. Sibia has over 9 million shares outstanding held by thousands of shareholders.

      7. Defendant William R. Miller ("Miller") is the Chairman of the Board of Directors of Sibia.

      8. Defendant William T. Comer ("Comer") is President, Chief Executive Officer and a director of Sibia.

      9. Defendant Gunnar Ekdahl ("Ekdahl") has served as a director of Sibia since 1995.

     10. Defendant Jeffrey F. McKelvy ("McKelvy") has served as Sibia's Executive Vice President and Chief Scientific Officer and a director since April 1998.

     11. Defendant Stanley Crooke ("Crooke") has served as a director of Sibia since 1992.

     12. Defendant James D. Watson ("Watson") has served as a director of Sibia since 1992.

     13. The defendants named in paragraphs 7-12 are sometimes collectively referred to herein as the "Individual Defendants."

     14. The true names and capacities of defendants sued herein under California Code of Civil Procedure Section 474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

     15. By virtue of their positions as directors and/or officers of Sibia, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause Sibia to engage in the practices complained of herein.

                 FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

     16. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public

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
stockholders of Sibia and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

     17. The claims are brought under state laws which require every corporate director to act in good faith, in the best interests of a corporation's shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders' equity investment in a company), the applicable state law requires the directors to take all steps reasonably required to maximize the value shareholders will receive. To diligently comply with this duty, the directors of a corporation may not take any action that:

          (a) adversely affects the value provided to the corporation's shareholders;

          (b) contractually prohibits them from complying with or carrying out their fiduciary duties;

          (c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders.

     18. As described herein, the Individual Defendants have breached their fiduciary duties by, among other things, adopting a penalty fee designed to halt any other offers and deter higher offers from other potential acquirers so as to protect the interests of defendants at the expense of Sibia's shareholders. Defendants cannot possibly fulfill their fiduciary obligations after implementing provisions which disable them from maximizing shareholder value. The Individual Defendants have breached their fiduciary obligation to act reasonably and establish a "level playing field" for all potential bidders such that Sibia shareholders will benefit from fair competition to acquire the Company.

                            CLASS ACTION ALLEGATIONS

     19. Plaintiff brings this action pursuant to Section 382 of the California Code of Civil Procedure on his own behalf and as a class action on behalf of all holders of Sibia common stock, who are being


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and will be harmed by defendants' actions described below (the "Class").
Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

     20.  This action is properly maintainable as a class action.

     21. The Class is so numerous that joinder of all members is impracticable. There are over 9 million shares of Sibia stock issued. The shares trade on the NASDAQ and thousands of Sibia stockholders of record are located throughout the United States.

     22. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class members. The common questions include, inter alia, the following:

          (a) whether the defendants breached their fiduciary duties of care, loyalty and/or candor owed by them to plaintiff and the other members of the Class in connection with the proposed sale of Sibia;

          (b) whether the defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the proposed sale of Sibia;

          (c) whether the defendants have, in bad faith or for improper motives, erected and/or retained barriers to discourage other offers for the Company or its assets;

          (d) whether plaintiffs and the other members of the Class would be irreparably damaged were the provisions and conduct detailed herein allowed to persist;

          (e) whether the compensation to be paid to plaintiff and the class is unfair and inadequate; and

          (f) whether the "$2 million dollar plus costs and expenses" provision is a penalty, payment of which would constitute an unlawful waste (liquidated damages) of corporate assets which has wrongfully reduced the value a competing bidder is willing to pay.

     23. The defendants have acted or refused to act on grounds generally applicable to the Class thereby making appropriate final injunctive relief with respect to the Class as a whole.

     24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other


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

members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     25. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

     26. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                         BACKGROUND TO PROPOSED MERGER

     27. Sibia is engaged in the discovery and development of novel small molecule therapeutics for the treatment of neurodegenerative, neuropsychiatric and neurological disorders, many of which have large patient populations and represent critical unmet medical needs. Sibia is a leader in the area of the proprietary drug discovery platforms that combine key tools necessary for modern drug discovery, including genomics, high throughput screening, advanced combinatorial chemistry techniques and pharmacology. In the Fall of 1998, Sibia's efforts and the public shareholders' investments in Sibia were just beginning to pay off as its pipeline of drugs began moving into the final phases of FDA approval.

     28. On December 21, 1998, Sibia announced that it had won a patent infringement case resulting in damages of $18 million against Cadus Pharmaceuticals Corporation.

     29. On March 2, 1999, Ethan Lovell, an analyst with Bear Stearns, issued a report which conservatively valued Sibia at "$93 million."

     30. On May 7, 1999, Sibia announced its first quarter results for the period ending March 31, 1999, reporting revenues of $2.5 million compared with revenues of $1.5 million for the same period in 1998. In connection with the announcement, defendant Comer announced that:

          "Sibia has made significant progress over the last few months in licensing our patented TBA technology and in identifying several new promising drug leads...... Looking ahead, we are accelerating our drug discovery efforts and continue to leverage our unique technology platforms to attract major strategic collaborations with pharmaceutical and biotechnology companies."

     31. Over the next few months, the Company's drugs advanced through the FDA process and Sibia continued to announce new patents and promising licensing agreements of its drugs with the world's largest drug companies. The following is Sibia's pipeline of drugs, their indications, their FDA status and their corporate partner.

                                SIBIA'S PIPELINE


Compound                 Indication               Status         Partner
NAChR Agonists

SIB-1508Y                Parkinson's Disease      Phase II       Meiji/Lilly

SIB-1553A                Alzheimer's Disease      Phase II       Lilly

SIB-3182                 Alzheimer's Disease      Discovery      Lilly

(Other Indications)      Pain, schizophrenia,     Discovery      Lilly
                         depression

EAAR Ligands

CGP 80887                Epilepsy                 Preclinical    Novartis

CGP 79397                Pain                     Preclinical    Novartis

VGCC Angatonists         Pain, stroke, migraine,  Discovery
                         bipolar disorder

Protease Inhibitors

AB Inhibitors            Alzheimer's Disease      Preclinical    Bristol-Myers
                                                                 Squibb

Apoptosis Modulators     Stroke                   Discovery


                              MERGER NEGOTIATIONS

     32. In June 1999, Sibia and Merck entered into merger negotiations wherein the Individual Defendants provided to Merck certain proprietary information about the Company and the Company's prospects. In fact, it was during these negotiations that the Individual Defendants, for the first time ever, revealed that Sibia would report a profit for the year 1999. In addition, the Individual Defendants provided to Merck Sibia's internal operating projections wherein it was disclosed that over the next two years Sibia expected to earn $30 million in net profits. The following are the internal operating projections that were provided by the Individual Defendants to Merck during merger negotiations:

                     SIBIA'S INTERNAL OPERATING PROJECTIONS


               1999      2000      2001      2002      2003      2004
---------------------------------------------------------------------------
Revenue        $21.4     $29.7     $44.5     $53.5     $79       $83.7
               million   million   million   million   million   million
---------------------------------------------------------------------------
Net            $1.5      $9.0      $22.7     $23.4     $33.7     $36.4
Income         million   million   million   million   million   million
---------------------------------------------------------------------------

     33. While negotiating to the sell the Company, the Company amended its Change in Control Plan in June 1999 which provides for the payment of benefits to certain officers and directors including certain Individual Defendants named herein for (i) cash bonuses of up to 25% of the individual's annual base salary, (ii) acceleration of vesting of certain stock options granted to certain participants, and (iii) severance payments of up to two times the individual's annual base salary. Under the Change of Control Plan as amended in June 1999, these change of control provisions will be triggered upon the consummation of the merger with Merck.

                              THE MERGER AGREEMENT

     34. On July 30, 1999, Sibia entered into a merger agreement with Merck and MC Subsidiary Corp., a wholly owned subsidiary of Merck (collectively referred to as "Merck"). Under the terms of the merger agreement, Merck will pay $8.50 for each share of Sibia. The merger is to be consummated through a Tender Offer which began on August 6, 1999.

     35. In the Solicitation and Recommendation Statement filed on April 6, 1999, the Individual Defendants stated that they "unanimously recommends that the holders of shares accept the offer and tender their shares pursuant to the offer" and that "the Merger is in the best interests of the Company and its stockholders."

     36. The merger agreement with Merck included several provisions designed to make it difficult for a competing bid from a third party to succeed. For example, the merger agreement contains:

     - a provision that Sibia pay immediately to Merck a penalty of $2 million plus its costs if Sibia's Board decides to proceed with a superior offer, despite the fact that $2 million plus costs is in no way a reflection of "damages" that Merck would suffer if a superior bid was accepted by the defendants;

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
     - a "no shop" provision, which states in part "[Sibia] shall not directly or indirectly, knowingly encourage, solicit, participate in or initiate discussions or negotiations with, or provide any non-public information or data . . . to any corporation, partnership, person or other entity or a group . . . with respect to any inquiries or the making of any offer or proposal . . . concerning an acquisition transaction"; and

     - a provision which requires Sibia to notify Merck concerning any acquisition proposals, inquiries or offers within 48 hours of receipt. In addition, Sibia agreed to provide Merck with three business days' advance notice of its intention to either enter into an agreement with or provide any information to any entity or person making an inquiry or proposal.

     37. In addition, in the Solicitation and Recommendation Statement transmitted to shareholders, the defendants were required to act with complete candor and provide the shareholders with all material information which might affect the shareholders' decision to tender their shares. As of June 1999, Sibia had cash or its equivalent of approximately $14 million. However, in addition to the $14 million in cash, Sibia had obtained a judgment of $18 million against Cadus. Sibia had won all pre-trial motions and Cadus had deposited the $18 million into an escrow account pending final settlement negotiations. Pursuant to Financial Accounting Standards No. 5, Accounting for Contingencies, paragraph 17, Sibia was required to adequately disclose any contingency that "might result in gains." Given the status of the litigation with Cadus, Sibia having survived all post-trial motions and the $18 million being placed into an escrow account, coupled with the fact that this $18 million would virtually double the Company's cash position, the $18 million judgment was a material factor to Sibia's shareholders' deciding whether or not to tender their shares. As such, this gain contingency should have been disclosed. The defendants failed to disclose the possibility of the Company recovering the $18 million judgment or a portion thereof.

     38. The Individual Defendants failed to conduct a market check or otherwise ensure that Sibia shareholders obtained the highest value reasonably available prior to entering into the merger agreement. Subsequent events have only confirmed the unreasonableness of the defendants' conduct, in that despite defendants' efforts to go forward with the merger, to deter other bidders and consummate the Merck merger agreement, other parties have announced that they are willing to pay

Sibia shareholders more than the $86 million which Merck offered to pay. On August 3, 1999, a pharmaceutical company contacted the defendants and advised them that they were interested in acquiring the Company and that it was prepared to make an offer in excess of the $8.50 per share that was offered by Merck. In addition, on August 4, 1999, a representative of an investment banking firm contacted Sibia's financial advisor on behalf of a pharmaceutical company and indicated that the company was evaluating making a better offer for Sibia's shares. Instead of pursuing a merger with those companies, the defendants voted on the same day to proceed with the inferior offer and go forward with the merger. The defendants not only proceeded with the inferior Merck agreement, they failed to use the leverage provided by the other indications of interest from the third parties to negotiate a better price from Merck, or eliminate the no shop clause, the termination fee and the other provisions in the merger agreement that are calculated to deprive Sibia's shareholders of receiving full value for their shares.

                             FIRST CAUSE OF ACTION

                      Breach Of Fiduciary Duty Of Loyalty
                      And Due Care Against All Defendants

     39.  Plaintiff repeats and realleges each allegation set forth herein.

     40. The Individual Defendants have thus far failed to announce any active auction, open bidding, or other procedures best calculated to maximize shareholder value. Instead of attempting to obtain the highest price reasonably available for Sibia shareholders, the Individual Defendants have taken actions and put into place, among other things, a penalty fee that will only serve to inhibit the maximization of shareholder value.

     41.  The Individual Defendants were and are under a duty:

          (a) to fully inform themselves of the market value of Sibia before taking, or agreeing to refrain from taking, action;

          (b)  to act in the interests of the equity owners;

          (c)  to maximize shareholder value;

          (d) to obtain the best financial and other terms when the Company's independent existence will be materially altered by a transaction; and



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
          (e) to act in accordance with their fundamental duties of due care and loyalty.

     42. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are implementing and abiding by a process that will deprive plaintiff and other members of the Class of the true value of their investment in Sibia.

     43. Sibia shareholders will, if the defendants' actions are allowed to stand, be deprived of the opportunity for substantial gains the plaintiff and Class members may realize if an active auction or open bidding process is allowed to occur.

     44. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other Sibia public stockholders.

     45. In light of the foregoing, plaintiff demands that the Individual Defendants, as their fiduciary obligations require, immediately:

     - Undertake an independent evaluation of Sibia's worth as an acquisition candidate.

     - Rescind any and all provisions that inhibit the maximization of shareholder value, including but not limited to the penalty fee.

     - Implement an active auction or open bidding process in order to maximize shareholder value.

     - Retain independent advisors and appoint a truly independent committee so that the interests of Sibia's public stockholders will be protected and any subsequent offers will be considered and negotiated in the interest of Sibia's public stockholders.

     46. As a result of the defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

     47. Defendants are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are continuing to breach their fiduciary duties to plaintiff and the members of the Class.

     48. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Sibia's assets and business and will be prevented from obtaining the real value of their equity ownership in Sibia. Unless the defendants' actions are enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and will engage in a process that inhibits the maximization of shareholder value.

     49. Plaintiff and the other members of the Class have no adequate remedy at law.

                             SECOND CAUSE OF ACTION

                Breach Of Duty Of Candor Against All Defendants

     50.  Plaintiff repeats and realleges each allegation set forth herein.

     51. As fiduciaries of the Sibia shareholders, the Individual Defendants owe the Sibia shareholders a duty to fully disclose the existence and nature of all material facts in their possession or control with respect to the Merck merger and all other alternative transactions.

     52. The Individual Defendants breached and are continuing to breach their duty of candor and full disclosure owed to Sibia shareholders by failing to disclose material facts and/or misrepresenting facts regarding the existence and nature of the Merck offer and/or other offers. For example, defendants failed to disclose the existence of the $18 million judgment and the likelihood of recovering said judgment and the status of the litigation with Cadus which would have a material impact valuing said judgment. Plaintiff has no adequate remedy at law for defendants' misrepresentations and/or omissions. Only through this Court's exercise of its broad equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict.

                                     PRAYER

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in plaintiff's favor and in favor of the Class and against defendants as follows:

     A.   Declaring that this action is properly maintainable as a class action;

     B. Declaring and decreeing that the Merck Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;


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
     C. Enjoining defendants from proceeding with the Merck Merger Agreement and Tender Offer;

     D. Enjoining defendants from consummating the merger, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

     E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

     F. Rescinding, to the extent already implemented, the Merck Merger Agreement and/or any of the terms thereof, including any provisions which provide advantages to Merck and/or are designated to deter other bidders and/or high bids;

     G.   Prohibiting payment of the $2 million termination fee plus costs;

     H.   Awarding plaintiff and the Class appropriate damages;

     I. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     J. Granting such other and further relief as this Court may deem just and proper.

                                  JURY DEMAND

     Plaintiff demands a trial by jury.

DATED this 16th day of August, 1999.

                                        MILBERG WEISS BERSHAD
                                        HYNES & LERACH LLP
                                        WILLIAM S. LERACH
                                        DARREN J. ROBBINS


                                        /S/ William S. Lerach
                                        -------------------------------
                                            WILLIAM S. LERACH

                                        600 West Broadway, Suite 1800
                                        San Diego, CA 92101
                                        Telephone: 610/231-1058


                                        SHEPHERD & GELLER, LLC
                                        PAUL J. GELLER
                                        7200 W. Camino Real, Suite 203
                                        Boca Raton, FL 33433
                                        Telephone: 561/750-3000

                                        Attorneys for Plaintiff

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